China Zenix Auto International Reports Fourth Quarter
 and Full Year 2018 Results

- Fourth quarter sales to the Chinese aftermarket increased by 11.3% year-over-year

- 2018 free-cashflow reached a new high

 ZHANGZHOU, China, March 26, 2019 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Financial Highlights

Fourth Quarter 2018:

●	Revenue was RMB695.4 million (US$101.1 million), down 5.6% year-over-year from RMB736.3 million in the fourth quarter of 2017;
●	Sales to the Chinese aftermarket sector increased by 11.3% year-over-year to RMB262.0 million (US$38.1 million) from RMB235.4 million in the fourth quarter of 2017;
●	Sales to international markets increased by 6.5% to RMB109.6 million (US$15.9 million) from RMB102.9 million in the fourth quarter of 2017;
●	Tubed steel wheel sales represented 46.3% of fourth quarter revenue compared to 44.3% in the fourth quarter of 2017;
●	Aluminum wheel sales accounted for 10.3% of total revenue in the fourth quarter of 2018;
●	On December 31, 2018, total cash and cash equivalents and fixed bank deposits with maturity period over three months were RMB 1,223.3 million (US$ 177.9 million);
●	Short-term bank borrowings were reduced to RMB473 million (US$68.8 million) from RMB558 million at the end of 2017.

Full Year 2018:

●	Revenue was RMB3,149.6 million (US$458.1 million), up 11.3% year-over-year from RMB2,831.0 million in 2017;
●	Sales to the Chinese OEM market increased by 14.7% to RMB1,758.1 million (US$255.7 million);
●	Sales to the Chinese aftermarket sector increased by 10.2% to RMB1,002.5 million (US$145.8 million);
●
Net loss was RMB8.0 million (US$1.2 million) with loss per share of RMB0.04 (US$0.01) compared with net profit and total comprehensive income of RMB9.1 million with earnings per share of RMB0.04 in 2017.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "We closed out the year on a high note as our sales to domestic OEMs, domestic aftermarket, and international markets all recorded growths in 2018. The weaker sales of trucks in the fourth quarter of 2018 validated the need of our diversified model of addressing changes in different market segments. While lower sales of new trucks and buses reduced our OEM sales in the fourth quarter, we are pleased to report the regained sales growth of our aftermarket products that upkeep older vehicles and offer superior cost benefit to vehicle owners.  We remain the largest supplier of wheels to the commercial vehicle market in China. Our large portfolio of products and well-established production capacity will further enable us to maintain our market leadership in the future.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We remain financially disciplined as we have controlled our operating expenses with lower SG&A and R&D expenses in the fourth quarter of 2018.  With minimal needs for new capital projects, our free cash flow achieved a record high level in 2018 and bolstered our financial standing. We plan to raise prices to reflect the higher material costs and improve the margin in coming quarters.”

2018 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2018 was RMB695.4 million (US$101.1 million) from RMB 736.3 million for the fourth quarter of 2017. The decrease in revenue on a year-over-year basis was mainly due to weaker sales in domestic commercial vehicle OEM market.

Aftermarket sales in China increased by 11.3% year-over-year to RMB262.0 million (US$38.1 million) in the fourth quarter of 2018 from RMB235.4 million in the fourth quarter of 2017. Total unit sales in the aftermarket increased by 12.0% year-over-year while pricing slightly decreased. The aftermarket wheel segment regained growth as new truck sales started to tape off.

Sales to the Chinese OEM market decreased by 18.6% year-over-year to RMB323.8 million (US$47.1 million) in the fourth quarter of 2018 compared to RMB397.9 million in the same quarter of 2017. Total unit sales in the OEM market decreased by 19.2% year-over-year as a result of slower new truck sales growth, especially heavy- and medium-duty trucks, during the fourth quarter of 2018.

International sales increased by 6.5% year-over-year to RMB109.6 million (US$15.9 million) in the fourth quarter of 2018 compared to sales of RMB 102.9 million in the fourth quarter of 2017. During the quarter, the Company increased selling price to reflect the higher material cost. Total unit sales in the international sales decreased by 6.1% year-over-year in the fourth quarter of 2018 as the weaker demand in the price sensitive regions such as Southeast Asia, negatively affected overall sales.

In the fourth quarter of 2018, domestic aftermarket sales, domestic OEM sales and international sales contributed 37.7%, 46.5% and 15.8% of revenue, respectively.

Sales of tubed steel wheels comprised 46.3% of 2018 fourth quarter revenue compared to 44.3% in the same quarter in 2017. Tubeless steel wheel sales represented 37.7% of fourth quarter revenue compared to 43.2% in the same quarter of 2017. Tubed and tubeless steel wheel sales remained the main sources of revenue for the Company. However, sales of aluminum wheels continued to increase and accounted for 10.3% of fourth quarter revenue as compared to 8.1% in the same quarter a year ago.

Fourth quarter gross profit decreased by 34.6% to RMB71.0 million (US$10.3 million), compared to RMB 108.5 million in the same quarter in 2017. Gross margin was 10.2%, compared with 14.7% in the fourth quarter of 2017. The decrease in gross margin on a year-over-year basis was mainly driven by the significant price appreciation of raw materials, namely steel, which slightly outpaced Zenix’s wheel price increase. Due to the government-sponsored campaign to curb overcapacity in the steel sector, steel prices reached the highest levels since 2010.

Selling and distribution expenses decreased by 5.4% to RMB38.9 million (US$5.7 million) from RMB41.1 million in the fourth quarter of 2017. As a percentage of revenue, selling and distribution costs were 5.6% in the fourth quarter of 2018, same as that of the fourth quarter a year ago.

Research and development ("R&D") expenses decreased by 19.1% to RMB12.5 million (US$1.8 million), compared to RMB15.5 million in the fourth quarter of 2017. R&D as a percentage of revenue was reduced to 1.8% in the fourth quarter of 2018, compared to 2.1% in same quarter of 2017.

Administrative expenses decreased by 8.6% to RMB 31.5 million (US$4.6 million) from RMB34.4 million in the fourth quarter of 2017. As a percentage of revenue, administrative expenses were 4.5% in the fourth quarter of 2018, compared to 4.7% of revenue in the fourth quarter of 2017.

Net loss and total comprehensive loss for the fourth quarter of 2018 was RMB13.2 million (US$1.9 million), compared to net profit and total comprehensive income of RMB9.5 million in the same quarter of 2017.

Basic and diluted loss per share in the fourth quarter of 2018 was RMB 0.06 (US$0.01) compared to basic and diluted earnings per share of RMB0.05 in the same quarter of 2017.

In the fourth quarter of 2018, the Company recorded net cash inflows from operating activities of RMB55.1 million (US$8.0 million). The capital expenditures for the purchase of property, plant and equipment was RMB0.5 million (US$0.1 million) in the fourth quarter of 2018.

During the fourth quarter of 2018 and 2017, the weighted average number of ordinary shares was 206.5 million.

2018 Full Year Results

Revenue for the year ended December 31, 2018 grew 11.3% to RMB3,149.6 million (US$458.1 million) compared with RMB2,831.0 million in 2017.

Aftermarket sales increased by 10.2% to RMB1,002.5 million (US$145.8 million) in 2018 and represented 31.8% of total revenue. Sales to the Chinese OEM market increased by 14.7% to RMB1,758.1 million (US$255.7 million) and represented 55.8% of total revenue. International sales increased by 0.3% to RMB389.0 million (US$ 56.6 million) compared to last year and represented 12.4% of total revenue.

Tubed steel wheel sales in 2018 accounted for 46.1% of revenue compared with 45.4% in 2017. Tubeless steel wheel sales accounted for 41.1% of revenue compared with 43.9% in 2017. With the increase in market acceptance, aluminum wheel sales accounted for 8.9% of revenue of 2018 compared with 6.8% in 2017.

Gross profit for fiscal year 2018 was RMB369.8 million (US$53.8 million), compared with RMB381.6 million in 2017. Gross margin was 11.7% in 2018 as compared to 13.5% in 2017.

Net loss and total comprehensive loss for full year 2018 was RMB8.0 million (US$1.2 million), compared with net profit and total comprehensive income of RMB9.1 million in 2017. Basic and diluted loss per share for the full year ended December 31, 2018 were RMB0.04 (US$0.01) as compared to basic and diluted earnings per share RMB0.04 in 2017.

As of December 31, 2018, Zenix Auto had bank balances and cash of RMB933.3 million (US$135.7 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.2 million). Short-term bank borrowings were reduced to RMB473 million (US$68.8 million) from RMB558 million at the end of 2017. Total equity attributable to owners of the Company was RMB2,538.6 million (US$369.2 million).

For the year ended December 31, 2018, the Company recorded cash inflows from operating activities of RMB290.3 million (US$42.2 million). Capital expenditures for the purchase of property, plant and equipment were RMB11.2 million (US$1.6 million).

Conference Call Information

The Company will host a conference call on Tuesday, March 26, 2019 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through April 26, 2019, at 8:00 a.m. EDT. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 45492 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate as of December 31, 2018 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 834 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 87 distributors in more than 31 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2018. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

 This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the three months ended December 31, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended December 31,

	2017	2018	2018
	RMB' 000	RMB' 000	US$' 000
Revenue	736,284	695,401	101,142
Cost of sales	(627,815)	(624,415)	(90,817)
Gross profit	108,469	70,986	10,325
Other operating income	2,229	4,162	605
Net exchange loss	(1,181)	(359)	(52)
Selling and distribution costs	(41,147)	(38,925)	(5,661)
Research and development expenses	(15,503)	(12,535)	(1,823)
Administrative expenses	(34,434)	(31,458)	(4,575)
Finance costs	(5,423)	(5,873)	(854)
Profit (Loss) before taxation	13,010	(14,002)	(2,035)
Income tax (expense) credit	(3,513)	791	115

Profit (Loss) and total comprehensive income (loss) for the period	9,497	(13,211)	(1,920)

Earnings (Loss) per share
Basic	0.05	(0.06)	(0.01)
Diluted	0.05	(0.06)	(0.01)

Shares	206,500,000	206,500,000	206,500,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income
For the years ended December 31, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2017	2018	2018
	RMB' 000	RMB' 000	US$' 000

Revenue	2,830,987	3,149,614	458,092
Cost of sales	(2,449,399)	(2,779,768)	(404,300)
Gross profit	381,588	369,846	53,792
Other operating income	21,171	16,089	2,340
Net exchange (loss) gain	(3,521)	1,250	182
Selling and distribution costs	(173,800)	(174,774)	(25,420)
Research and development expenses	(57,419)	(51,760)	(7,528)
Administrative expenses	(130,203)	(144,454)	(21,010)
Finance costs	(21,375)	(23,210)	(3,376)
Profit (Loss) before taxation	16,441	(7,013)	(1,020)
Income tax expense	(7,389)	(969)	(141)

Profit (Loss) and total comprehensive income (loss) for the year	9,052	(7,982)	(1,161)

Earnings (Loss) per share
Basic	0.04	(0.04)	(0.01)
Diluted	0.04	(0.04)	(0.01)

Shares	206,500,000	206,500,000	206,500,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	178,034	172,111	25,033

Trade and other receivables and prepayments	900,162	776,473	112,932
Prepaid lease payments	9,425	9,425	1,371
Pledged bank deposits	35,200	33,500	4,872
Fixed bank deposits with maturity period over three months	290,000	290,000	42,179
Bank balances and cash	751,612	933,250	135,736
Total current assets	2,164,433	2,214,759	322,123

Non-Current Assets
Property, plant and equipment	1,272,774	1,099,003	159,843
Prepaid lease payments	367,024	357,599	52,011
Deferred tax assets	25,500	40,272	5,857
Intangible assets	17,000	17,000	2,473
Total non-current assets	1,682,298	1,513,874	220,184
Total assets	3,846,731	3,728,633	542,307

EQUITY AND LIABILITIES
Current Liabilities

Trade and other payables and accruals	635,425	611,463	88,934
Amount due to related parties	8,742	9,911	1,441
Taxation payable	3,573	2,477	360
Bank borrowings	558,000	473,000	68,795
Total current liabilities	1,205,740	1,096,851	159,530
Deferred tax liabilities	86,670	86,239	12,543
Deferred income	7,699	6,903	1,004
Total non-current liabilities	94,369	93,142	13,547
Total liabilities	1,300,109	1,189,993	173,077

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	57,025
Reserves	2,154,410	2,146,428	312,185

Total equity attributable to owners of the company	2,546,622	2,538,640	369,230
Total equity and liabilities	3,846,731	3,728,633	542,307

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months and year ended December 31, 2018
(RMB and US$ amounts expressed in thousands)

	Three Months Ended		Year Ended
OPERATING ACTIVITIES	December 31, 2018		December 31, 2018
	RMB' 000	US$' 000	RMB' 000	US$' 000
Loss before taxation	(14,002)	(2,035)	(7,013)	(1,020)
Adjustments for:
Depreciation of property, plant and equipment	33,869	4,925	146,075	21,246
Amortization of prepaid lease payments	2,356	342	9,425	1,371
Release of deferred income	(200)	(29)	(797)	(116)
Finance costs	5,873	854	23,210	3,376
Loss on disposal of property, plant and equipment	-	-	18,512	2,692
Interest income	(3,014)	(438)	(11,931)	(1,735)
Operating cash flows before movements in working capital	24,882	3,619	177,481	25,814

Decrease in inventories	76,885	11,182	5,923	861
Decrease in trade and other receivables and prepayments	364	53	125,952	18,319
Decrease in trade and other payables and accruals	(45,337)	(6,594)	(13,472)	(1,959)
Cash generated from operations	56,794	8,260	295,884	43,035
Interest received	2,275	331	11,651	1,695
PRC income tax paid	(4,016)	(584)	(17,268)	(2,512)
NET CASH FROM OPERATING ACTIVITIES	55,053	8,007	290,267	42,218
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(531)	(77)	(11,180)	(1,626)
Withdrawal of pledged bank deposits	4,200	611	7,900	1,149
Placement of pledged bank deposits	-	-	(6,200)	(902)
Proceeds on disposal of property, plant and equipment	-	-	11,142	1,621
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(7,272)	(580,000)	(84,358)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	7,272	580,000	84,358
NET CASH FROM INVESTING ACTIVITIES	3,669	534	1,662	242
FINANCING ACTIVITIES
New bank borrowings raised	138,000	20,071	473,000	68,795
Repayment of bank borrowings	(223,000)	(32,434)	(558,000)	(81,158)
Interest paid	(6,070)	(883)	(24,477)	(3,560)
Advance from (repayment to) shareholder	(1)	-	1,169	170
NET CASH USED IN FINANCING ACTIVITIES	(91,071)	(13,246)	(108,308)	(15,753)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(32,349)	(4,705)	183,621	26,707
Cash and cash equivalents at beginning of the period/year	966,080	140,511	751,612	109,317
Effect of foreign exchange rate changes	(481)	(70)	(1,983)	(288)
Cash and cash equivalents at end of the period/year	933,250	135,736	933,250	135,736